

July 12, 2019

Gustavo Garavaglia
Chief Financial Officer
DPL INC
1065 Woodman Drive
Dayton, Ohio 45432

      Re: DPL INC
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 27, 2019
          Form 10-Q filed May 7, 2019
          File No. 1-9052

Dear Mr. Garavaglia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - DPL
Statement of Operations Highlights - DPL, page 28

1.   We note that gross margin excludes depreciation and amortization. As such, it appears gross margin represents a non-GAAP financial measure. If so, please provide the disclosures required by Item 10(e)(i) of Regulation S-K. If not, please explain to us why you do not believe gross margin is a non-GAAP financial measure. Please note that this comment also applies to DP&L.

Consolidated Statements of Operations, page 52

2.   Gross margin appears to represent a non-GAAP financial measure which must not be

presented on the face of the financial statements. Please revise. Refer to Item 10(e)(ii)(C) of Regulation S-K. Please note that this comment also relates to periodic reports filed on Form 10-Q and to periodic reports filed by DP&L.

For the quarterly period ended March 31, 2019

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 - Overview and Summary of Significant Accounting Policies
New accounting pronouncements adopted in 2019
Adoption of FASC Topic 842, "Leases", page 14

3.   You state that the adoption of the FASC did not have a material impact on your financial statements. Please tell us the amount of right-of-use assets and lease liabilities recognized by DPL and DP&L as of December 31, 2018. Please also tell us the amount of finance lease costs and operating lease costs recognized by DPL and DP&L for each year presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Brian Hylander, Assistant General Counsel